SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2004

                  Commission File Number: 333-10720; 333-11064

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (Translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F x   Form 40-F
                                     ---            ----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                   Yes      No x
                                      ---     ---

ITEM 1.   Press Release issued by Coca-Cola Embonor S.A. on December 16, 2004.

          On December 16, 2004, Coca-Cola Embonor S.A. (the "Company") issued a press release announcing that it intended to file a Form 15 with the Securities and Exchange Commission to suspend its reporting obligations under the Securities Exchange Act of 1934, as they pertain to the Company's ADR program and its 9 7/8% senior notes due March 2006. The Company will continue to publish in Chile annual and periodic reports with the Chilean Superintendency of Securities and Insurance. A copy of the press release is attached hereto as Exhibit 99.1.

ITEM 2.   Exhibits

Number    Description
------    -----------
99.1      Press Release issued by Coca-Cola Embonor S.A. on December 16, 2004.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Dated: December 20, 2004                   By: /s/ Andres Vicuna Garcia-Huidobro
                                               ---------------------------------
                                               Andres Vicuna Garcia-Huidobro
                                               General Manager